Exhibit 1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation into this Current Report on Form 6-K for the month of May 2006 of Elbit Vision Systems Ltd (the “Company”), and into all effective Registration Statements of the Company, of our report dated May 31, 2006, of our audit of the consolidated financial statements of the Company and its subsidiaries as of December 31, 2005.

/s/ Deloitte Brightman Almagor CPA

Tel-Aviv, Israel
May 30, 2006